TAGALDER (2000) INC.
                        (FORMERLY TAGALDER INCORPORATED)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


                                  JUNE 30, 2002
                      (Amounts expressed  in U. S. dollars)

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)
INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
JUNE  30,  2002     PAGE
--------------------------------------------------------------------------------
(Unaudited)
(Amounts  expressed  in  US  dollars)

Interim  Consolidated  Balance  Sheets  as  of  June  30,  2002
And  December  31,  2001                                                       1

Interim  Consolidated  Statements  of  Operations  for  the  six
months  ended  June  30,  2002  and  June  30,  2001                           2

Interim  Consolidated  Statements  of  Operations  for  the  three  month
period  April  1  to  June  30,  2002  and  April  1  to  June  30,  2001      3

Interim  Consolidated  Statements  of  Cash  Flows  for  the  six
months  ended  June  30,  2002  and  June,  2001                               4
Interim  Consolidated  Statements  of  Cash  Flows  for  the  three  month
period  April  1  to  June  30,  2002  and  April  1  to  June  30,  2001      5

Interim  Consolidated  Statements  of  Stockholders  Equity  for  the
six  months  ended  June  30,  2002                                            6

Condensed  Notes  to  Interim  Consolidated  Financial  Statements             7


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------
As at June 30, 2002 and December 31, 2001        2002          2001
(Amounts expressed in U. S. dollars)              $             $
----------------------------------------------------------------------
(Unaudited)
ASSETS
CURRENT:
  Cash . . . . . . . . . . . . . . . . . .        3,633         3,087
  Accounts receivable. . . . . . . . . . .        2,431             -
  Advance receivable . . . . . . . . . . .            -             -
  Prepaid expenses and deposits. . . . . .        1,633         2,718
------------------------------------------  ------------  ------------
                                                  7,697         5,805
MINERAL PROPERTIES,. . . . . . . . . . . .            1             1
INVESTMENTS. . . . . . . . . . . . . . . .            3             3
EMU FARM,. . . . . . . . . . . . . . . . .      316,135       316,963
WEB SITES, . . . . . . . . . . . . . . . .       79,058        87,896
------------------------------------------  ------------  ------------
                                                402,894       410,668
                                            ------------  ------------

LIABILITIES
CURRENT:
Accounts payable and accrued liabilities .      102,549        62,898
Loans and advances,. . . . . . . . . . . .       29,838        16,470
------------------------------------------  ------------  ------------
                                                132,387        79,368
                                            ------------  ------------

SHARE CAPITAL AND DEFICIT
SHARE CAPITAL, . . . . . . . . . . . . . .    3,836,484     3,836,484

ACCUMULATED OTHER COMPREHENSIVE LOSS . . .      (26,911)      (35,970)

DEFICIT. . . . . . . . . . . . . . . . . .   (3,539,066)   (3,469,214)
------------------------------------------  ------------  ------------
                                                269,707       331,300
                                            ------------  ------------
                                                402,894       410,668
                                            ------------  ------------

See  condensed  notes  to  unaudited  consolidated  financial  statements.

On  behalf  of  the  Board:

"Robert  Rice",  Director
-------------------------


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM CONSOLIDATED STATEMENTS OF OPERATION
-------------------------------------------------------------------------
For the six month period ended June 30. . . .         2002          2001
(Amounts expressed in U. S. dollars). . . . .  $             $
-------------------------------------------------------------------------
Unaudited

WEB INCOME. . . . . . . . . . . . . . . . . .          616             0
---------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services . . . . . . . . . .        5,792         5,864
  Amortization expense. . . . . . . . . . . .       20,920        21,788
  Communications. . . . . . . . . . . . . . .          514           559
  Consulting. . . . . . . . . . . . . . . . .            -        18,268
       Commission paid. . . . . . . . . . . .            -             -
  Office and general. . . . . . . . . . . . .        1,046         2,255
  Professional fees . . . . . . . . . . . . .       24,738        13,304
  Public relations. . . . . . . . . . . . . .          174           349
  Shareholder information . . . . . . . . . .          229             -
  Transfer agent fees . . . . . . . . . . . .        1,042         1,578
  Farm management . . . . . . . . . . . . . .       16,013        15,908
---------------------------------------------  ------------  ------------

NET INCOME (LOSS) . . . . . . . . . . . . . .      (69,852)      (79,873)


BASIC AND DILUTED LOSS PER SHARE. . . . . . .      (0.0018)      (0.0058)
---------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding. . . . . . . . .   37,869,018    13,611,326

See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM CONSOLIDATED STATEMENTS OF OPERATION
--------------------------------------------------------------------------
For the three month period April 1 to June 30.         2002          2001
(Amounts expressed in U. S. dollars) . . . . .  $             $
--------------------------------------------------------------------------
Unaudited

WEB INCOME . . . . . . . . . . . . . . . . . .           15             0
----------------------------------------------  ------------  ------------

EXPENSES:
  Administrative services. . . . . . . . . . .        2,969         2,919
  Amortization expense . . . . . . . . . . . .       11,183        21,788
  Communications . . . . . . . . . . . . . . .          270           137
  Consulting . . . . . . . . . . . . . . . . .            -        18,268
       Commission paid . . . . . . . . . . . .            -             -
  Office and general . . . . . . . . . . . . .          362           936
  Professional fees. . . . . . . . . . . . . .       18,858        13,304
  Public relations . . . . . . . . . . . . . .          127           349
  Shareholder information. . . . . . . . . . .          216             -
  Transfer agent fees. . . . . . . . . . . . .          609           812
  Farm management. . . . . . . . . . . . . . .        8,013         7,912
----------------------------------------------  ------------  ------------

NET INCOME (LOSS). . . . . . . . . . . . . . .      (42,592)      (66,425)


BASIC AND DILUTED LOSS PER SHARE . . . . . . .       (0.001)       (0.005)
----------------------------------------------  ------------  ------------

Weighted average number
Of common shares outstanding . . . . . . . . .   37,869,018    13,611,326

See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------
For the six month period ended June 30 . . . . . . .     2002         2001
(Amounts expressed in U. S. dollars)                      $            $
---------------------------------------------------------------------------
Unaudited

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss). . . . . . . . . . . . . . . .  (69,852)     (79,873)
    Items not involving cash:
    Amortization . . . . . . . . . . . . . . . . . .   20,920       21,788
    Loss on disposition of capital assets. . . . . .        -            -
----------------------------------------------------  --------  -----------

                                                      (48,932)     (58,085)
                                                      --------  -----------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable. . . . . . . . . . . . . .   (2,431)      (3,842)
      Prepaid expenses and deposits. . . . . . . . .    1,085       (2,422)
      Accounts payable and
        accrued liabilities. . . . . . . . . . . . .   45,192       22,246
----------------------------------------------------  --------  -----------
                                                       43,846       15,981
                                                      --------  -----------
                                                       (5,086)     (42,104)
                                                      --------  -----------

  FINANCING ACTIVITIES:
    Issue of common shares . . . . . . . . . . . . .        -      737,733
    Loans and advances . . . . . . . . . . . . . . .        -       22,306
----------------------------------------------------  --------  -----------
                                                            -      760,039
                                                      --------  -----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development . . . . . . .        -            -
       Investment in Tung Shing Development. . . . .        -     (718,106)
    Exploration costs recovered (incurred) . . . . .        -            -
----------------------------------------------------  --------  -----------
                                                            -     (718,106)
                                                      --------  -----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . .    5,632        6,166
CHANGE IN CASH POSITION. . . . . . . . . . . . . . .      546        5,995
Cash position, beginning of year . . . . . . . . . .    3,087       16,566
----------------------------------------------------  --------  -----------
CASH POSITION, END OF PERIOD . . . . . . . . . . . .    3,633       22,561
----------------------------------------------------  --------  -----------

Income taxes paid. . . . . . . . . . . . . . . . . .        -            -

Interest paid. . . . . . . . . . . . . . . . . . . .        -            -

See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)
INTERIM  CONSOLIDATED STATEMENTS OF CASH FLOWS
---------------------------------------------------------------------------
For the three month period April 1 to June 30. . . .     2002         2001
(Amounts expressed in U. S. dollars)                      $            $
---------------------------------------------------------------------------
Unaudited

CASH WAS PROVIDED BY (USED FOR):
  OPERATING ACTIVITIES:
    Net income (loss). . . . . . . . . . . . . . . .  (42,592)     (66,425)
    Items not involving cash:
    Amortization . . . . . . . . . . . . . . . . . .   11,183            -
    Loss on disposition of capital assets. . . . . .        -            -
----------------------------------------------------  --------  -----------

                                                      (31,409)     (66,425)
                                                      --------  -----------

    Cash was provided by (used to finance)
    changes in the following working capital items:
      Accounts receivable. . . . . . . . . . . . . .     (506)      (1,914)
      Prepaid expenses and deposits. . . . . . . . .    1,633        5,159
      Accounts payable and
        accrued liabilities. . . . . . . . . . . . .   30,830       21,358
----------------------------------------------------  --------  -----------
                                                       31,957       24,603
                                                      --------  -----------
                                                          548      (41,822)
                                                      --------  -----------

  FINANCING ACTIVITIES:
    Issue of common shares . . . . . . . . . . . . .        -       19,627
    Loans and advances . . . . . . . . . . . . . . .        -       22,306
----------------------------------------------------  --------  -----------
                                                            -       41,933
                                                      --------  -----------

  INVESTING ACTIVITIES:
    Investment:
       Joint venture under development . . . . . . .        -            -
       Investment in Tung Shing Development. . . . .        -            -
    Exploration costs recovered (incurred) . . . . .        -            -
----------------------------------------------------  --------  -----------
                                                            -            -
                                                      --------  -----------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT. . . . . . .    1,888      (15,480)
CHANGE IN CASH POSITION. . . . . . . . . . . . . . .    2,436      (15,369)
Cash position, beginning of period . . . . . . . . .    1,197       16,566
----------------------------------------------------  --------  -----------
CASH POSITION, END OF PERIOD . . . . . . . . . . . .    3,633        1,197
----------------------------------------------------  --------  -----------

Income taxes paid. . . . . . . . . . . . . . . . . .        -            -

Interest paid. . . . . . . . . . . . . . . . . . . .        -            -

See  condensed  notes  to  unaudited  consolidated  financial  statements.


TAGALDER (2000) INC.
(FORMERLY TAGALDER INCORPORATED)

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------
For the six month period ended June 30, 2002
(Amounts expressed in US dollars)
(Unaudited)


                                                          Common stock                                Other
                                                          Number of       Common stock                Comprehensive
                                                          Shares          Amount          Deficit     Loss
                                                          -------------   ------------   ----------   -------------
Balance as of December
31, 2000. . . . . . . . . . . . . . . . . . . . . . . .     16,327,882      1,475,082      (987,009)       (11,416)
Issuance of common stock. . . . . . . . . . . . . . . .     21,541,136      2,361,402             -              -
Foreign currency translation. . . . . . . . . . . . . .              -              -             -        (24,554)
Net loss for the year . . . . . . . . . . . . . . . . .              -              -    (2,482,205)             -
                                                          -------------   ------------   -----------    -----------

Balance as of December 31,
2001. . . . . . . . . . . . . . . . . . . . . . . . . .      37,869,018      3,836,484    (3,469,214)      (35,970)
Issuance of common stock. . . . . . . . . . . . . . . .               -              -             -             -
Foreign currency translation. . . . . . . . . . . . . .                                                      9,059
Net loss for the period . . . . . . . . . . . . . . . .               -              -       (69,852)            -
                                                          -------------   ------------   ------------   -----------

Balance as of June 30, 2002 . . . . . . . . . . . . . .      37,869,018      3,836,484    (3,539,066)      (26,911)
                                                          =============    ===========   ============   ===========

See  condensed  notes  to  unaudited  consolidated  financial  statements

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)

CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
AS OF JUNE 30, 2002
--------------------------------------------------------------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

1.   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS

The accompanying unaudited financial statements have been prepared in accordance with instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of recurring accruals) considered necessary for fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Interim statements should be read in conjunction with the Company's audited financial statements.

The unaudited consolidated financial statements include the accounts of Tagalder
(2000) Inc., ("the Company") and its wholly-owned subsidiaries, 1122403 Ontario Ltd. and Tagalder Technology Corporation.

2.   GOING  CONCERN  ASSUMPTION

As at Jun30, 2002, certain principal conditions and events are prevalent that indicate that there could be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. These conditions and events include lack of financing, lack of revenue earned to date, recurring losses and future commitments.

The future viability of the company is dependent upon its ability to conclude adequate financing to meet its ongoing commitments until such time as any of its current ventures are operating profitably or other sources of revenue are identified. The Company plans to continue its efforts to acquire equity partners and make private placements to fund its operations.

These consolidated financial statements are prepared on the basis that the Company will continue as a going concern.

TAGALDER  (2000)  INC.
(FORMERLY  TAGALDER  INCORPORATED)

CONDENSED  NOTES  TO  INTERIM  CONSOLIDATED  FINANCIAL  STATEMENTS
--------------------------------------------------------------------------------
AS OF JUNE 30, 2002
--------------------------------------------------------------------------------
(Amounts  expressed  in  US  dollars)
(Unaudited)

3.   AMORTIZATION

     Emu  farm

The  assets  of the emu farm are recorded at cost and are amortized on the basis
of  their        estimated  useful  lives  at  the undernoted rates and methods:

     Building                                  4%              Declining balance
     Fence                                    10%              Declining balance
     Equipment                                20%              Declining balance
     Production  animals                 30 years                  Straight line


                                         2002                            2001
                                      Accumulated
                              Cost   Amortization       Net               Net
                          --------   ------------   -------           -------
                               $           $                              $
     Building               58,836          3,474    55,362            53,883
     Fence                  39,491          5,710    33,781            38,035
     Equipment              29,041          8,109    20,932            25,359
     Production animals    217,812         11,752   206,060           199,686
                          --------   ------------   -------           -------
                           345,180         29,045   316,135           316,963
                          ========   ============   =======           =======

Amortization  for  the  period  amounted  to  $9,658

Web  sites

The web sites are recorded at cost and are amortized over five years on a straight-line basis.

The  Company  reviews  annually  the  estimated  useful  life  of  the web site.

                             2002                           2001
                          Accumulated                   Accumulated
                  Cost    Amortization   Net     Cost   Amortization     Net
                   $           $          $        $         $            $

Web sites       112,954     33,896     79,058   109,457    10,906       98,551
                =======     ======     ======   =======    ======       ======

Amortization  for  the  period  amounted  to  $11,262

4.     CONTINGENT  LIABILITY

The Company is a defendant in an action commenced by a former president and a company controlled by the former president for salaries in his capacity as president in the approximate amount of $52,000 and for office services in the approximate amount of $42,000 provided by that company. The directors are of the opinion that the claim is without merit and the Company has filed a Statement of Defense and a counterclaim for approximately $34,000. Since the amount of the loss, if any, cannot reasonably be estimated, no provision has been made in the accounts.